7601 Southwest Parkway
Austin, Texas 78735

September 27, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Justin Dobbie, Legal Branch Chief

Re:                 YETI Holdings, Inc.
Amended Draft Registration Statement on Form S-1
Submitted September 11, 2018
CIK No. 0001670592

Dear Mr. Dobbie:

YETI Holdings, Inc., a Delaware corporation (“we,” “us,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 21, 2018 (the “Comment Letter”) with respect to our Amended Draft Registration Statement on Form S-1 submitted September 11, 2018 (the “Amended Draft Registration Statement”).  We are concurrently publicly filing a Registration Statement on Form S-1 (“Revision 3”) that includes changes in response to the Staff’s comments.

For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.  Page references in the text of this response letter correspond to page numbers in Revision 3 unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Revision 3.  We are also sending, under separate cover, four copies of Revision 3 marked to show changes from the Amended Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Choice of Forum, page 123

1.                                      We note that your forum selection provision in your certificate of incorporation identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response:

We respectfully advise the Staff that we have updated the disclosures on pages 39 and 125 in response to the Staff’s comment.

Exhibits

2.                                      If you have a “form of” voting agreement please file it as an exhibit, or tell us why this is not required.

Response:

In response to the Staff’s comment, we respectfully advise the staff that neither we nor any of our subsidiaries is a party to the Voting Agreement, which is solely between Cortec, the Founders, their respective affiliates, and certain other stockholders. As a result, we do not believe we are required to file the Voting Agreement, or a form thereof, pursuant to Item 601 of Regulation S-K.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (512) 640-7235.

Sincerely yours,

/s/ Paul C. Carbone
Paul C. Carbone
Chief Financial Officer

Copies to:

Ms. Aamira Chaudhry
Mr. Doug Jones
Mr. John Dana Brown

Mr. Bryan C. Barksdale
Mr. Michael Benjamin
Mr. Timothy R. Curry
Ms. Kimberly J. Pustulka